       Request for Acceleration of Effective Date of Registration Statement of
              Oppenheimer Institutional Money Market Fund
       Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

September 29, 2006

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

         Re:      Oppenheimer Institutional Money Market Fund
                  File Nos. 333-133173; 811-21888

To the Securities and Exchange Commission:

     Oppenheimer   Institutional   Money  Market  Fund  (the  "Registrant")  and
OppenheimerFunds  Distributor,  Inc., as general distributor of the Registrant's shares,  hereby request the  acceleration of the  Registrant's  above-referenced
Registration  Statement  on  Form  N-1A to  September  29,  2006,  or as soon as practicable thereafter.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                              Oppenheimer Institutional Money Market Fund

                               By:      /s/ Lisa I. Bloomberg
                                        ----------------------------------
                                       Lisa I. Bloomberg, Assistant Secretary

                               OppenheimerFunds Distributor, Inc.

                                By:    /s/ Janette Aprilante
                                       ------------------------------------
                                       Janette Aprilante, Secretary